UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company)

Turning Point Therapeutics, Inc.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Athena Countouriotis, M.D.
President and Chief Executive Officer
Turning Point Therapeutics, Inc.
10628 Science Center Drive, Ste. 200
San Diego, California 92121
(858) 926-5251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden
Rowook Park
Charles J. Bair
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Turning Point Therapeutics, Inc., a Delaware corporation (the “Company” or “Turning Point”), with the Securities and Exchange Commission (the “SEC”) on June 17, 2022, relating to the tender offer on Schedule TO filed with the SEC on June 17, 2022 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”) and Rhumba Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of June 2, 2022 (the “Merger Agreement”), by and among the Company, Bristol-Myers Squibb and Purchaser to acquire all of the outstanding shares of common stock of Turning Point, $0.0001 par value per share (the “Shares”) at an offer price of $76.00 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022  (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Since the initial filing of the Schedule 14D-9, four complaints have been filed by purported stockholders, each challenging certain disclosures in the Schedule 14D-9 (collectively, the “Complaints”). In addition, Turning Point has received four demand letters and one draft complaint, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed (collectively, the “Demand Letters”). Turning Point has also received a letter from a purported stockholder of Turning Point seeking to inspect certain books and records of Turning Point pursuant to Section 220 of the DGCL (the “Section 220 Demand,” and together with the Demand Letters, the “Demands”). Turning Point believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and Demands. However, solely to avoid the risk of delay to the Transaction, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, Turning Point is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth below under the sections titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Turning Point specifically denies all allegations in the Complaints and Demands that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9, as amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.     By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “—Arrangements between Turning Point and its Executive Officers, Directors and Affiliates—Potential for Future Arrangements” on page 10 as follows:

“~~While, as~~ As of the date of this Schedule 14D-9, to our knowledge, none of Turning Point’s current directors or executive officers has ~~have~~ entered into any employment, equity contribution or other agreement, arrangement or understanding with Bristol-Myers Squibb or its affiliates regarding continued service with Bristol-Myers Squibb or its affiliates after the Effective Time. In addition, prior to the execution of the Merger Agreement, to our knowledge, none of Turning Point’s current directors or executive officers has had any discussions with Bristol-Myers Squibb or its affiliates regarding their continued service with Bristol-Myers Squibb or its affiliates after the Effective Time. However, it is possible that Bristol-Myers Squibb or its affiliates may enter into service, employment or other arrangements with Turning Point’s directors or executive officers in the future.”

Item 4.	The Solicitation or Recommendation.

Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.     By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on page 13 as follows:

“On March 6, 2022, and in connection with the potential partnering opportunity, Turning Point signed a mutual non-disclosure agreement with Bristol-Myers Squibb that contained a standstill with customary fall-away provisions (providing for a termination of the standstill provisions upon Turning Point entering into a definitive acquisition agreement) that also permitted confidential discussions with Turning Point. Additionally, between late February 2022 and early May 2022, Turning Point entered into non-disclosure agreements with nine other parties, each of which contained a standstill provision that permitted confidential discussions with Turning Point that enable the counterparty to ask for waivers of standstill provisions and the confidential submission of potential topping bids.”

2.     By adding the bold text to the below paragraph under the section titled “—Background of the Offer and the Merger” on pages 16-17 as follows:

“Later on May 18, 2022, the Committee held a meeting with members of Turning Point senior management, representatives of Goldman Sachs and representatives of Cooley. Turning Point senior management provided an update on the management presentation to Bristol-Myers Squibb and, along with representatives of Goldman Sachs, discussed further revisions to Turning Point’s management projections the Board had previously approved, to include the effect of capital expenditures and depreciation and amortization on cash flows, to extend the years covered in the projections from 2044 to 2046 and to update revenue estimates for new assets generated through the Turning Point platform. The Committee, on behalf of the Board, authorized the revisions to the management projections.”

3.     By removing the table included in the section titled “—Certain Financial Projections—Projections” on pages 27 in its entirety and replacing it with the following:

(dollars in millions)

	Q2-Q4 2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046
Total Unadjusted Revenue	$350	$4	$83	$237	$1,027	$755	$1,353	$1,430	$1,794	$2,398	$3,325	$4,524	$6,080	$7,951	$9,367	$10,656	$12,116	$13,241	$14,527	$15,644	$15,636	$14,766	$14,152	$14,258	$14,535
Adjusted Revenue by Product																				_.
Repotrectrinib – ROS1+ NSCLC	—	$4	$73	$200	$307	$379	$422	$447	$452	$394	$398	$411	$427	$443	$222	$55	$3	—	—	—	—	—	—	—	—
Repotrectrinib - NIRK+ Sold Tumors	—	—	$1	$12	$37	$62	$76	$85	$92	$94	$98	$103	$107	$111	$56	$14	$1	—	—	—	—	—	—	—	—
Repotrectrinib - Zai Royalties	—	—	$0	$2	$4	$5	$6	$5	$5	$5	$5	$5	$5	$5	$2	$1	$0	—	—	—	—	—	—	—	—
Elzovantinib	—	—	—	—	$12	$72	$144	$175	$191	$199	$205	$213	$221	$229	$238	$246	$256	$128	$32	$2	—	—	—	—	—
TPX-0046	—	—	—	—	$1	$12	$38	$58	$63	$65	$67	$69	$72	$75	$77	$80	$83	$41	$10	$1	—	—	—	—	—
TPX-0131	—	—	—	—	$2	$13	$28	$31	$32	$33	$34	$35	$37	$38	$39	$41	$43	$44	$46	$23	$6	$0	—	—	—
TPX-4589	—	—	—	—	—	—	$2	$12	$18	$18	$19	$29	$60	$80	$85	$88	$91	$94	$97	$60	$36	$27	—	—	—
Platform(1)	—	—	—	—	—	—	—	—	$19	$66	$133	$213	$307	$431	$555	$664	$775	$889	$1,006	$1,128	$1,149	$1,091	$1,061	$1,069	$1,090
Upfront Royalty Payments	$350	—	—	—	$190	—	$25	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Adjusted Revenue(2)	$350	$4	$74	$213	$553	$544	$740	$813	$871	$875	$959	$1,079	$1,235	$1,412	$1,274	$1,190	$1,250	$1,196	$1,191	$1,213	$1,191	$1,118	$1,061	$1,069	$1,090
Stock Based Compensation	(26)	(37)	(33)	(30)	(27)	(26)	(23)	(22)	(20)	(19)	(18)	(19)	(19)	(20)	(19)	(19)	(20)	(20)	(20)	(20)	(21)	(21)	(22)	(22)	(22)
NOPAT(3)	$98	$(356)	$(268)	$(136)	$170	$180	$347	$401	$452	$478	$551	$647	$768	$904	$800	$736	$782	$739	$734	$750	$732	$674	$628	$634	$653
Unlevered Free Cash Flow(4)	$90	$(366)	$(275)	$(144)	$162	$173	$341	$399	$451	$478	$549	$643	$763	$898	$803	$738	$779	$740	$733	$749	$732	$675	$630	$634	$652

(1)	Includes two INDs per year in 2023 and 2024 and one IND per year thereafter.

(2)
Total adjusted revenue assumes probability of success rates as follows: 90% for repotrectinib - ROSI+ NSCLC: 90% for repotrectinib - NTRK+ Solid Tumors: 90% for repotrectinib - Zai Royalties 50% for elzovantinib: 25% for TPX-0046; 20% for TPX-0131; 12.5% for TPX-4589 and 7.5% for Platform.

(3)
NOPAT is calculated as total adjusted revenue less (i) cost of goods sold, less (ii) total operating expenses, which include the impact of research and development expenses, general and administrative expenses, commercial expenses, depreciation and amortization and stock-based compensation, less (iii) taxes (assuming a long-term tax rate of 21%).

(4)
Unlevered free cash flow is calculated as NOPAT plus (i) depreciation and amortization. less (ii) capital expenditures, adjusted for (iii) changes in working capital. As instructed by Turning Point senior management, Goldman Sachs did not offset Turning Point’s taxes by NOLs, resulting in a decrease to unlevered free cash flow of $25 million in 2022, $36 million in 2026, $38 million in 2027, $74 million in 2028 and $71 million in 2029. For more information, please see the section below titled “—Opinion of Goldman Sachs & Co. LLC.”

4.     By removing the strikethrough text and adding the bold text to the below paragraph under the section titled “—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis” on page 30 as follows:

“Using the Projections and the NOL Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Turning Point. Using a mid-year convention and discount rates ranging from 10.5% to 12.5%, reflecting estimates of Turning Point’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2022 (i) estimates of unlevered free cash flow for Turning Point for the second, third and fourth quarters of 2022 and the years 2023 through 2046 as reflected in the Projections, ~~and~~ (ii) a range of illustrative terminal values for Turning Point, which were calculated by applying perpetuity growth rates ranging from 1.0% to 3.0%, to a terminal year estimate of the free cash flow to be generated by Turning Point equal to $653 million, and (iii) a net cash balance of $893 million, which assumed a $25 million upfront payment for the in-license of TPX-4589, as reflected in the Projections. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (the “CAPM”), which requires certain company-specific inputs, including the company’s target capital structure weightings, the after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the company, as well as certain financial metrics for the United States financial markets generally. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Projections and market expectations regarding long-term real growth of United States gross domestic product and inflation. In addition, assuming a 21% tax rate and using discount rates ranging from 10.5% to 12.5%, reflecting estimates of Turning Point’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2022 the estimated benefits of Turning Point’s NOLs for the years 2022 through 2046, as reflected in the NOL Forecasts.”

5.     By adding the bold text to the below paragraph under the section titled “—Opinion of Goldman Sachs & Co. LLC—Illustrative Discounted Cash Flow Analysis” starting on page 30 as follows:

“Goldman Sachs then divided the range of illustrative equity values it derived by a range of 55.53 million to 54.20 million fully diluted outstanding shares of Turning Point as of June 1, 2022, as provided by Turning Point senior management and approved for Goldman Sachs’ use by Turning Point senior management, using the treasury stock method, to derive a range of illustrative present values per Share ranging from $61.10 to $80.30.”

Item 8.	Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.     By deleting the paragraphs under the section titled “—Legal Proceedings” on page 37 and replacing them with the following paragraphs:

“As of August 9, 2022, four complaints were filed in federal court by purported stockholders of Turning Point regarding the Merger. The first complaint was filed on June 24, 2022 in the United States District Court for the Southern District of New York and is captioned O’Dell v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05352. The second and third complaints were filed on June 27, 2022 in the United States District Court for the Southern District of New York and are captioned Hopkins v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05433 and Whitfield v. Turning Point Therapeutics, Inc., et al., Case No. 1:22-cv-05439, respectively. The fourth complaint was filed on June 29, 2022 in the United States District Court for the District of Delaware and is captioned Kent v. Turning Point Therapeutics, Inc. et al., Case No. 1:22-cv-00879. The aforementioned four complaints are collectively referred to as the “Complaints”. The Complaints name as defendants Turning Point and each member of the Board (collectively, the “Turning Point Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14a-9 and Rule 14d-9 promulgated thereunder, against all Turning Point Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Complaints collectively seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescission and/or rescissory damages in the event the Transactions are consummated, (iii) an award of plaintiffs’ expenses and attorneys’ fees, and (iv) disclosure of certain information requested by the plaintiffs.

As of August 9, 2022, Turning Point has also received four demand letters and one draft complaint, which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed. As of August 9, 2022, Turning Point has also received a letter from a purported stockholder of Turning Point seeking to inspect certain books and records of Turning Point pursuant to Section 220 of the DGCL.

Turning Point believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable laws and denies the allegations in the Complaints and demand letters. However, solely to avoid the risk of delay to the Transaction, to minimize any associated costs, risks, and uncertainties, and to provide additional information to its stockholders, Turning Point is voluntarily supplementing certain disclosures in the Schedule 14D-9 with the information set forth in the sections titled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation” (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Turning Point specifically denies all allegations in the Complaints and demand letters that any additional disclosure was or is required or material.

Additional lawsuits or demand letters may be filed against, or received by, Turning Point, the Board, Bristol-Myers Squibb and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser and/or Bristol-Myers Squibb will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TURNING POINT THERAPEUTICS, INC.

	By:	/s/ Athena Countouriotis
	Name:	Athena Countouriotis
	Title:	President and Chief Executive Officer

Dated: August 9, 2022